FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: December 26, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

PETER COWLEY TO RETIRE AS PRESIDENT OF BANRO

Toronto, Canada – December 24, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) announces that Peter Cowley has elected to retire as President of the Company, effective March 1, 2008. Mr. Cowley will remain on Banro’s Board of Directors as a non-executive director.

Mr. Cowley joined Banro’s Board in January 2004 and was appointed President and Chief Executive Officer in June 2004. Since this period, Banro has established operations in the Democratic Republic of the Congo (the “DRC”) and significantly advanced the exploration and development of the Company’s wholly-owned gold projects of Twangiza, Lugushwa and Namoya. Most recently, Mr. Cowley oversaw completion of Preliminary Assessment studies of the Company’s Twangiza and Namoya projects. Mr. Cowley stepped down as Chief Executive Officer of the Company in September 2007, following the appointment of Mike Prinsloo as Banro’s new CEO, and to reflect the advancement of the Company from explorer to explorer/developer.

As a non-executive director, Mr. Cowley will continue to provide input to the Company’s exploration activities and specific aspects of the feasibility studies being undertaken at Twangiza and Namoya.

Simon Village, Chairman of Banro, said: “On behalf of the Board and management I would like to thank Peter for his major contributions to Banro’s achievements to date. The Board welcomes Peter’s future contributions to our technical and strategic thinking as we look to unlock value from this significant exploration portfolio.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: (44) 788 405 4012; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.